U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number  000-17541
                      CUSIP Number  741113 10 4

(Check One):  [ X ] Form 10-K and Form 10-KSB  [   ] Form 20-F   [   ] Form 11-K [   ] Form 10-Q and Form 10-QSB
[   ] Form N-SAR

For Period Ended: December 29, 2007
[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant                                                                                              PRESSTEK, INC.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)

2 Greenwich Office Park
City, State and Zip Code
Greenwich, CT 06831

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

The Company is unable to file its Annual Report on Form 10-K for the year ended December 29, 2007 within the prescribed time for the reasons described below. During and following the end of the third quarter period for 2007 Presstek conducted a review of worldwide inventory (including a review of excess and obsolete inventory), worldwide receivables, and certain European revenue recognition practices, as well as an investigation into certain European business practices. The Company also conducted a comprehensive internal audit of its European operations and reviewed internal controls as it relates to these issues during this period.  These reviews and investigation have been concluded, however these matters resulted in a delayed filing of the Interim Report on Form 10-Q for the third quarter period ending September 29, 2007, which was filed on February 15, 2008. As a result of the late filing of the Interim Report on Form 10-Q for the third quarter period ending September 29, 2007, the Company has been delayed in the closing of the ledgers and related audit for the annual period ending December 29, 2007.

The Company intends to file its Annual Report on Form 10-K, as soon as practicable following completion of the Q4 2007 financial close and 2007 audit.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

James Van Horn	203	485-7524
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     Yes [X]    No [   ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

The Company expects to report a net loss for 2007, as compared to Net income of $9.7 million during  the prior fiscal period.  The Company recorded a reversal of a tax allowance in the fourth quarter of fiscal 2006, resulting in a tax benefit of approximately $10.6 million for the fiscal period ending December 30, 2006.  The Company does not anticipate a similar tax benefit for 2007.  In addition the Company recorded approximately $5.5 million in fiscal 2007 of inventory related charges relating primarily to changes in key product strategies.  Other significant differences between the fiscal 2006 and fiscal 2007 operating results are primarily attributable to stock compensation, legal fees and professional fees.

Based on the delayed review of financial results of the fourth quarter 2007, the Company is unable to provide any further detailed information relating to the significant differences from the fiscal year ended December 30, 2006.

PRESSTEK, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 14, 2008                                                                       By         /s/ Jeffrey A. Cook
                              Name:  Jeffrey A. Cook
                              Title:  Executive Vice President and Chief Financial Officer